Filed Pursuant to Rule 424 (b) (3)
Registration No. 333-41356

PROSPECTUS SUPPLEMENT
DATED SEPTEMBER 21, 2001

(To Prospectus dated February 6, 2001)

AQUASEARCH, INC.

20,000,000 Shares

Common Stock

This Prospectus Supplement together, with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

The following information is added to the Prospectus:

Aquasearch, Inc.
(A Development Stage Enterprise)

Condensed Balance Sheets
	July 31, 2001 (Unaudited)	October 31, 2000 (Audited)

Assets
Current assets:
Cash	$ 104,558	$ 509,492
Accounts receivable	101,829	12,356
Inventories	625,133	-
Prepaid expenses and other	21,454	14,936

Total current assets	852,974	536,784

Notes receivable	76,249	50,000
Plant and equipment:
Plant	3,282,950	3,015,319
Equipment	1,100,177	1,093,952
Less accumulated depreciation	(846,394)	(662,002)

Net plant and equipment	3,536,733	3,447,269

Total assets	$4,465,956	$4,034,053

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$ 1,798,472	$ 1,171,965
Due to officer	297,000	297,000
Short-term advance	-	500,000
Notes payable	2,022,087	710,000
Notes payable to officer	854,362	757,419

Total current liabilities	4,971,921	3,436,384

Stockholders' equity:
Preferred stock (5,000,000 shares authorized)	-	-
Common stock ($0.0001 par value, 150,000,000
shares authorized, 115,899,118 and 105,589,076
shares issued and outstanding at July 31, 2001
and October 31, 2000, respectively)	12,712	11,679
Additional paid-in capital	18,720,878	16,970,990
Notes receivable	-	(29,179)
Deficit accumulated during the development stage	(19,239,555)	(16,355,821)

Total stockholders' equity	(505,965)	597,669

Total liabilities and stockholders' equity	$ 4,465,956	$ 4,034,053

See accompanying notes to condensed financial statements.

Aquasearch, Inc.
 (A Development Stage Enterprise)

Condensed Statements of Operations
	For the Period From Inception to July 31, 2001 (Unaudited)	For the Three Months Ended July 31, 2001 (Unaudited)	For the Three Months Ended July 31, 2000 (Unaudited)

Revenues
Products	$ 346,615	$ 158,349	$ -
Contract services	184,302	100,112	-
Royalties	217,587	10,249	-

Total revenues	748,504	268,710	-

Costs and expenses
Cost of products sold	231,202	121,166	-
Cost of contract services	184,302	100,112	-
Research and development costs	8,111,221	213,227	721,748
Selling, general and administrative
expenses	9,386,881	599,135	565,106

Total costs and expenses	17,913,606	1,033,640	1,286,854

Loss from operations	(17,165,102)	(764,930)	(1,286,854)

Other income (expense)
Interest	(2,179,493)	(65,884)	(90,604)
Other	266,638	(2,420)	43,260
Investment in joint venture	(147,096)	-	-

Total other income (expense)	(2,059,951)	(68,304)	(47,344)

Loss before extraordinary item	(19,225,053)	(833,234)	(1,334,198)
Extraordinary item - loss on write down
of assets to liquidation basis	(14,502)	-	-

Net loss	$(19,239,555)	$(833,234)	$(1,334,198)

Loss per share	$ (0.47)	$ (0.01)	$ (0.01)

Weighted average shares outstanding	41,043,855	115,899,118	103,259,590

See accompanying notes to condensed financial statements.

Aquasearch, Inc.
(A Development Stage Enterprise)

Condensed Statements of Operations
	For the Period From Inception to July 31, 2001 (Unaudited)	For the Nine Months Ended July 31, 2001 (Unaudited)	For the Nine Months Ended July 31, 2000 (Unaudited)

Revenues
Products	$ 346,615	$ 335,538	$ -
Contract services	184,302	184,302	-
Royalties	217,587	217,587	-

Total revenues	748,504	737,427	-

Costs and expenses
Cost of products sold	231,202	207,738	-
Cost of contract services	184,302	184,302	-
Research and development costs	8,111,221	887,572	1,832,571
Selling, general and administrative
expenses	9,386,881	2,027,286	1,362,127

Total costs and expenses	17,913,606	3,306,898	3,194,698

Loss from operations	(17,165,102)	(2,569,471)	(3,194,698)

Other income (expense)
Interest	(2,179,493)	(313,046)	(470,685)
Other	266,638	(1,217)	177,241
Investment in joint venture	(147,096)	-	-

Total other income (expense)	(2,059,951)	(314,263)	(293,444)

Loss before extraordinary item	(19,225,053)	(2,883,734)	(3,488,142)
Extraordinary item - loss on write down
of assets to liquidation basis	(14,502)	-	-

Net loss	$(19,239,555)	$(2,883,734)	$(3,488,142)

Loss per share	$ (0.47)	$ (0.03)	$ (0.04)

Weighted average shares outstanding	41,043,855	111,387,609	97,177,707

See accompanying notes to condensed financial statements.

Aquasearch, Inc.
(A Development Stage Enterprise)

Condensed Statements of Cash Flows
	From Inception to July 31, 2001 (Unaudited)	For the Nine Months Ended July 31, 2001 (Unaudited)	For the Nine Months Ended July 31, 2000 (Unaudited)

Cash flows from operating activities:
Net loss	$(19,239,555)	$(2,883,734)	$(3,488,142)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation	846,394	184,392	184,446
Allowance on note receivable	108,500	10,500	31,500
Expenses paid with common stock	1,247,653	25,193	166,617
Discount on convertible notes payable	1,608,382	142,995	362,482
Changes in:
Accounts receivable	(101,829)	(89,473)	5,264
Inventories	(625,133)	(625,133)	-
Prepaid expenses and other
current assets	(21,454)	(6,518)	(3,364)
Accounts payable	1,798,472	626,507	203,426
Due to officer	297,000	-	(55,200)

Cash used in operating activities	(14,081,570)	(2,615,271)	(2,592,971)

Cash flows from investing activities:
Purchases of fixed assets	(4,383,126)	(273,856)	(33,737)
Increase in notes receivable	(125,053)	(7,570)	(31,500)

Cash used in investing activities	(4,508,179)	(281,426)	(65,237)

Cash flows from financing activities:
Proceeds from issuance of common stock	7,336,033	1,260,000	544,575
Repayment of short-term advance	-	(500,000)	-
Proceeds from notes payable	12,040,950	1,842,087	2,264,063
Repayment of notes payable	(105,285)	-	(105,285)
Offering costs	(577,391)	(110,324)	-

Cash provided by financing activities	18,694,307	2,491,763	2,703,353

Net increase (decrease) in cash	104,558	(404,934)	45,145
Cash, beginning of the period	-	509,492	90,522

Cash, end of the period	$ 104,558	$ 104,558	$ 135,667

Supplemental non-cash information:
Conversion of convertible notes
payable to common stock	$ 8,643,863	$ 430,000	$ 3,164,063
Reduction in notes payable to officer and
related interest for exercise of stock
options	540,000	27,000	-

See accompanying notes to condensed financial statements.

Aquasearch, Inc.
(A Development Stage Enterprise)

Notes To Condensed Financial Statements
July 31, 2001
 (Unaudited)

1. General

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

These financial statements should be read in conjunction with the financial statements in our Annual Report on Form 10-KSB for the year ended October 31, 2000.

2. Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market. At July 31, 2001, inventories consisted of $553,645 of work in process and $71,488 of finished goods and are stated at net realizable value.

3. Revenue Recognition

Product revenue is recognized upon shipment to customers. Contract services revenue is recognized as services are performed on a cost reimbursement basis. Royalties are recognized as received.

4. Notes Payable

Notes payable consisted of the following:

	July 31, 2001	October 31, 2000

One-year convertible notes, unsecured, bearing
interest at 10% per annum payable at the earlier
of conversion or maturity	$ 470,300	$ 90,000
90 day short-term bridge financing notes, unsecured,
bearing interest at 10% per annum	-	370,000
90 day short-term bridge financing notes, unsecured,
bearing interest at 10% per annum (notes have not
been executed as of September 19, 2001)	400,000	-
90 day short-term bridge financing notes, bearing
interest at 12% per annum (notes have not
been executed as of September 19, 2001)	300,000	-
One-year promissory note, unsecured, bearing
interest at 10% per annum	-	250,000
Short-term bridge financing notes due September 30,
2001, unsecured, bearing interest at 10% per annum	551,787	-

Aquasearch, Inc.
(A Development Stage Enterprise)

Notes To Condensed Financial Statements
July 31, 2001
(Unaudited)

4. Notes Payable (continued)

	July 31, 2001	October 31, 2000

One-year bank loan, unsecured, bearing interest
at 2.5% above the bank's prime rate (10% at
July 31, 2001)	100,000	-
One-year bank loan, guaranteed by two of the
Company's officers, bearing interest at 3% above
the bank's prime rate (10.5% at July 31, 2001)	200,000	-

Total notes payable	$2,022,087	$710,000

Six-month note payable to an officer of the Company,
unsecured, bearing interest at 10% per annum	$100,000	$100,000
One-year notes payable to an officer of the Company,
unsecured, bearing interest at 10% per annum	754,362	657,419

Total notes payable to officer	$854,362	$757,419

During the quarter ended July 31, 2001, we received $350,000 of 90-day short-term bridge financing from an individual. The promissory notes for this financing have not been executed as of September 19, 2001. Terms of the unexecuted notes include interest payable at 10% per annum. In the event of default, the holder of the notes may elect to receive in lieu of the outstanding principal and any unpaid accrued interest, shares of our common stock at $0.125 per share. In addition, upon the increase in the number of authorized shares of our common stock from 150 million to 200 million, the note holder will receive a warrant to purchase 300,000 shares of our common stock. The warrant will have an exercise price of $0.375 per share and a term of three years.

During the quarter ended July 31, 2001, we received $50,000 of 90-day short-term bridge financing from an individual. Subsequent to July 31, 2001, we issued 333,333 shares of common stock and a three-year warrant to purchase 50,000 shares of common stock at an exercise price of $0.40 per share, in satisfaction of the short-term note.

During the quarter ended July 31, 2001, we received $100,000 of 90-day short-term bridge financing from an individual. The promissory note for this financing has not been executed as of September 19, 2001. Terms of the unexecuted note call for interest payable at 12% per annum. In the event of default, the holder of the note may elect to receive in lieu of the outstanding principal and any unpaid accrued interest, shares of our common stock at $0.147 per share. In addition, upon the increase in the number of authorized shares of our common stock from 150 million to 200 million, the note holder will receive a warrant to purchase 680,000 shares of our common stock. The warrant will have an exercise price of $0.275 per share and a term of three years.

During the quarter ended July 31, 2001, we received $200,000 of 90-day short-term bridge financing from an individual. The promissory note for this financing has not been executed as of September 19, 2001. Terms of the unexecuted note call for interest payable at 12% per annum. The note is to be collateralized by our astaxanthin and The AstaFactor™ revenues and inventory. In addition, upon the increase in the number of authorized shares of our common stock from 150 million to 200 million, the note holder will receive a warrant to purchase 1,000,000 shares of our common stock. The warrant will have an exercise price of $0.254 per share and a term of three years.

During the quarter ended July 31, 2001, we issued a $50,000 principal amount one-year convertible note bearing interest at 10% per annum. The holder of the convertible note has an option to convert his convertible note into our common stock. The convertible note provides that upon conversion, the holder would receive a warrant to purchase shares of our common stock. The warrant has an exercise price of $0.375 per share and a term of three years.

5. Common Stock and Common Stock Purchase Warrants

An analysis of the changes in stockholders' equity (deficit) is as follows:
	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Notes Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)

Balance, April 30, 2001	115,899,118	$ 12,712	$18,712,054	$ -	$ (18,406,321)	$ 318,445
Discount on convertible
notes payable	-	-	8,824	-	-	8,824
Loss for the three months
ended July 31, 2001	-	-	-	-	(833,234)	(833,234)

Balance, July 31, 2001	115,899,118	$ 12,712	$18,720,878	$ -	$ (19,239,555)	$(505,965)

Aquasearch, Inc.
(A Development Stage Enterprise)

Notes To Condensed Financial Statements
July 31, 2001
(Unaudited)

5. Common Stock and Common Stock Purchase Warrants (continued)

Discount on convertible notes payable of $8,824 results from the difference between the conversion price and the fair value of the common stock underlying the convertible notes on their respective issuance dates for convertible notes issued during the quarter ended July 31, 2001.

The following is a summary of our common stock purchase warrant transactions for the quarter ended July 31, 2001:

Exercise Price	Outstanding at April 30, 2001	Issued	Exercised	Outstanding at April 30, 2001

$0.375	200,000	-	-	200,000
$0.40	1,800,000	-	-	1,800,000
$0.48	150,000	-	-	150,000
$0.50	6,961,513	-	-	6,961,513
$0.54	1,350,000	-	-	1,350,000
$0.75	627,475	-	-	627,475
$1.00	489,249	-	-	489,249
$1.50	154,599	-	-	154,599
$2.00	79,491	-	-	79,491

	11,812,327	-	-	11,812,327

At July 31, 2001, we had reserved a sufficient number of shares of our common stock for issuance upon exercise of the warrants.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

This Report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements that include the words "believes", "expects", "estimates", "anticipates" or similar expressions. These statements are denoted by an asterisk (*). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Risk factors include, but are not limited to, our ability to raise or generate additional capital; our ability to cost-effectively manufacture our products on a commercial scale; the concentration of our current customer base; competition; our ability to comply with applicable regulatory requirements; potential need for expansion of our production facility; the potential loss of a strategic relationship; inability to attract and retain key personnel; a lack of time commitment by our Scientific Advisory Board; management's ability to effectively manage our growth; difficulties and resource constraints in developing new products; protection and enforcement of our intellectual property; compliance with environmental laws; climate uncertainty; currency fluctuations; exposure to product liability lawsuits; and control of our management and affairs by principal shareholders.

The reader should carefully consider, together with the other matters referred to herein, the information contained under the caption "Factors That May Affect Future Operating Results" in our Annual Report on Form 10-KSB for a more detailed description of these significant risks and uncertainties. We caution the reader, however, that these factors may not be exhaustive.

Management's Plan of Operation for the Next Twelve Months

During the next twelve months we will focus on sales and marketing, product development, and drug discovery, specifically:

• expanding sales of our first nutraceutical product, The AstaFactor™;
• developing compound libraries for drug discovery; and
• formulating more nutraceutical products.*

(1) The AstaFactor™ - Nutraceutical Astaxanthin

The AstaFactor™, our first major nutraceutical product, is a dietary supplement rich in astaxanthin. Astaxanthin is a powerful, bioactive anti-oxidant (approximately 100 times more potent than Vitamin E), with anti-inflammatory properties. Astaxanthin has demonstrated efficacy in animal or human models of:

• Alzheimer's and Parkinson's Diseases: major neurodegenerative diseases
• Macular degeneration: the leading cause of blindness in the U.S.
• Cholesterol disease: ameliorates the effects of LDL (the "bad" cholesterol)
• Stroke: repairs damage caused by lack of oxygen
• Cancer: protects against several types of cancer

We believe a strong market could develop for The AstaFactor™ among persons afflicted with these ailments because of:

• Large size of potential market: millions of Americans are affected
• Poor prognosis: some of these diseases have ineffective or no approved treatments
• Promising data: quality of data in relevant human and animal models is promising*

We believe our current production capacity would satisfy approximately 1% of the estimated U.S. market for persons affected by just one of the illnesses mentioned above.* We estimate this would generate retail sales of more than $5 million per year.* We can expand most cost-effectively by adding only finishing ponds. We estimate that this would allow a five-fold expansion of astaxanthin production at a cost of approximately $1.8 million.*

We believe there is a market for our natural astaxanthin at all levels in the value chain.* We began selling The AstaFactor™ directly to consumers. As demand in Hawaii increased we started selling to more than 40 retail outlets, and we are pursuing similar distribution channels on the U.S. mainland.

(2) Drug Development

The Drug Discovery Process. The average cost of discovering one new drug and bringing it into the market now exceeds $320 million. Surprisingly, half those costs are incurred in "discovery." Pharmaceutical companies may spend more than $150 million before the drug even goes into clinical trials.

The Discovery Process: Most new drugs are based on substances discovered in nature. The crude extract of a plant, for example, is shown to have antibacterial activity. The extract is repeatedly purified and tested until the antibacterial activity can be attributed to a single molecule. After pre-clinical testing, this "bioactive" molecule may become a drug candidate for clinical trials. The cost of discovering and identifying a bioactive molecule from natural sources is not large, by itself. The real cost of discovery lies in:

"Rediscovery": For every 250 compounds taken to discovery - only 1 is patentable. The remainder are "rediscoveries" - compounds that are already known, and therefore not patentable. The cost of rediscovery can be significant. Rediscoveries are common because biopharmaceutical companies continue to mine the common natural sources - terrestrial plants and microbes. The rediscovery rate among the microalgae is very low. Among certain groups of microalgae, most of the bioactive compounds are new, and therefore patentable. Why have biopharmaceutical companies not exploited this resource? The answer lies in:

Cultivation of Sufficient Quantity: Bioactive compounds from natural sources typically occur in very small amounts. Laboratory cultivation might provide enough pure compound for identification. But clinical trials must rely on large-scale cultivation or chemical synthesis. If cultivation cannot supply enough compound for pre-clinical trials, then the discovery process usually stops. Synthesis is expensive and, in 1 out of 5 cases, either prohibitively expensive or impossible.

Aquasearch Photobioreactor Technology - its Role in Drug Development. We believe that our photobioreactor technology, the Aquasearch Growth Module, (AGM), is a revolutionary achievement.* First, it is 1,000 times larger than the average laboratory cultivation system. Second, the level of computerized process control is greater than traditional biotechnology manufacturing processes. These two achievements allow large quantities of microalgae to be produced under highly controlled conditions. Solving these problems means that compounds long stalled in the discovery process may now be developed to yield viable drugs.

Aquasearch Compound Libraries - Magnifying Opportunities for Drug Discovery. In August 2000, we made our first "compound library." We began with pure astaxanthin - a known bioactive compound - and, in collaboration with Albany Molecular Research (NASDAQ: AMRI), we created a number of closely related "derivative" compounds. This collection of compounds is a compound library. Many of our new compounds are patentable.

Compound libraries like ours are attracting growing interest in the pharmaceutical industry because they are based on bioactive natural compounds, modified by a biological (enzymatic) process. The U.S. National Cancer Institute (NCI) recently completed screening of our first compound library for activity against approximately 60 types of cancer cells. In March 2001, NCI researchers confirmed anti-cancer activity in one of the library's compounds and have proceeded to a toxicity study for potential adverse affects on laboratory animals. Pending results of the study, the NCI plans to have the compound go on to pre-clinical trials in human cancer tumors.

Our Agreement with University of Hawaii - Accelerating Drug Discovery. A significant part of our drug development program is our agreement with University of Hawaii (UH), entered into in January 2001. This gives Aquasearch exclusive rights to more than 100 unique, bioactive compounds from microalgae. These compounds were derived from a remarkable collection of approximately 2,000 strains of microalgae. One of the compounds is now in Phase II clinical trials for treatment of cancer.

Most importantly, the bioactive compounds have never been tested in any disease other than cancer. Other compounds may prove active against other diseases.

We believe our agreement with UH is a significant opportunity.* We estimate that in order to isolate from nature 100 bioactive compounds from traditional sources, a biopharmaceutical company would have to isolate and identify approximately 25,000 compounds.* We are starting with these compounds and have the technology to supply sufficient quantities for further testing and pre-clinical trials.

The compounds remaining in the collection may prove active against other diseases. We plan to increase the probability of success by making compound libraries from selected bioactive molecules.* This approach can create thousands of lead compounds for pre-clinical screening.

Our Drug Development Business Plan. Our business model is designed to reduce the risks inherent in drug development. Our proprietary cultivation technology, coupled with exclusive access to dozens of unique molecules in the UH collection, enables us to proceed rapidly to pre-clinical studies. We expect to offer to larger biopharmaceutical companies a significant number of new, bioactive chemical structures for their pipelines.*

We plan to develop patentable molecules in the UH collection into compound libraries over the next several years.* The molecules in these libraries would then be screened against numerous diseases in a variety of pre-clinical trials. We believe that compounds which survive the pre-clinical study process may have considerable value.* Our strategy is to focus on strategic partnerships with biopharmaceutical companies that have an interest in acquiring new drug candidates.

We believe the potential sources of revenue from this approach may include the following:

1) Library Access Fee

• access time: limited to 3-12 months
• application: limited to certain diseases or disease areas
• multiple customers allowed

2) Licensing Fee

• $3 million to $15 million per compound per indication
• activated by decision to begin clinical trials

3) Milestone Payments

• $500,000 to $25 million per event
• activated by the results of pre-clinical and clinical trials

4) Royalties

• activated by FDA approval and full commercialization*

(3) Expanding our Nutraceutical Product Pipeline

We have identified many potential nutraceutical products among the microalgae, mostly through the published scientific literature. Our nutritional supplement pipeline has recently received a major boost from the federal government. In October 2000 we began work on a $2.4 million project, with funding from the U.S. Department of Energy (DOE), to develop proprietary "high-value products from microalgae." We expect to receive $1.2 million over three years pursuant to a subcontract with Physical Sciences, Inc. for our work on the project. To the DOE, these high-value products would cut the cost of removing carbon dioxide, a greenhouse gas, from Earth's atmosphere. To Aquasearch, this contract dramatically cuts our cost of product development. We expect our new nutritional supplement products to follow the process proven by The AstaFactor™ , nine to twelve months of product development, followed by human clinical safety trials, and FDA approval.*

We are focused on markets for high-value products that, like those for natural astaxanthin, have potential sales of more than $100 million, and few or no known competitors. At our research and development/production facility, we can directly measure economic feasibility from data gathered during a six-month production run in our commercial-scale Ultra-AGM.

We are well aware that nutraceutical products, because they are not highly regulated, have caused concern among some consumers. Our goal is to self-regulate at a higher standard than required by law.* We are implementing a variety of testing procedures designed to maximize product safety and product efficacy.

Our marketing approach may determine many aspects of product development. We would prefer to sell products directly to the consumer. However, if a strategic partner can contribute significantly to product development or marketing, then we will consider an alliance that could accelerate or maximize the process.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Since inception, our primary operating activities have consisted of basic research and development and production process development; recruiting personnel; purchasing operating assets; and raising capital. From inception through July 31, 2001, we had an accumulated deficit of approximately $19.2 million. Our losses to date have resulted primarily from costs incurred in research and development and from selling, general and administrative expenses associated with operations. We expect to continue to incur operating losses for at least the next year as we increase the expansion of our product pipeline.* We expect to have quarter-to-quarter and year-to-year fluctuations in revenues, expenses and losses, some of which could be significant.*

We have a limited operating history. Your assessment of our prospects should include the technology risks, market risks, expenses and other difficulties frequently encountered by development stage companies, and particularly companies attempting to enter competitive industries with significant technology risks and barriers to entry. We have attempted to address these risks by, among other things, hiring and retaining highly qualified persons and forging strategic alliances with companies and universities that complement and leverage our technical strengths. However, our best efforts cannot guarantee that we will overcome these risks in a timely manner, if at all.

We are in the process of transition to a full-scale commercial producer of microalgae products. These changes in our business have placed and will continue to place significant demands on our management, working capital and financial and management control systems.

Results of Operations

Revenues. We began sales of The AstaFactor™, our nutraceutical astaxanthin product, on March 30, 2000. During the quarters ended July 31, 2001 and 2000 sales of The AstaFactor™ totaled approximately $143,000 and $17,000, respectively. During the nine months ended July 31, 2001, sales of The AstaFactor™ totaled $287,000. During the quarters ended July 31, 2001 and 2000, we had revenues of approximately $15,000 and $31,000, respectively, from sales of our natural astaxanthin product, Aquaxan™. During the nine months ended July 31, 2001 and 2000, we had revenues of approximately $47,000 and $155,000, respectively, from sales of Aquaxan™. The aforementioned amounts for the periods ended July 31, 2000 were classified as other income in the accompanying financial statements, since they were considered to be incidental to our ongoing research and development activities. We have recognized approximately $30,000, $54,000, and $100,000 of revenues for the quarters ended January 31, April 30, and July 31, 2001, respectively, pursuant to our subcontract with Physical Sciences, Inc. for our work on the U.S. Department of Energy project. Royalty revenues for the quarter ended July 31, 2001 included amounts received pursuant to a litigation settlement agreement.

Cost of Products Sold. Cost of products sold include manufacturing and production costs associated with The AstaFactor™ and Aquaxan™. Cost of products sold were approximately $121,000 and $208,000 for the three and nine month periods ended July 31, 2001, respectively. This resulted in gross margins of approximately $37,000 and $128,000, or 23% and 38%, for the three and nine month periods ended July 31, 2001, respectively.

Research and Development Costs. Research and development costs include salaries, research supplies and materials, and expenses related to product development and our compound drug discovery library. Research and development costs decreased by approximately $509,000 and $945,000, or 70% and 52%, during the quarter and nine months ended July 31, 2001 compared to the respective periods one year ago. The decreases reflect our transition from product development to production of The AstaFactor™ and the reimbursement of certain costs pursuant to our subcontract with Physical Sciences, Inc. From inception through July 31, 2001, research and development costs have totaled approximately $8.1 million. We expect to incur significant research and development costs in the future.*

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist principally of salaries, fees for professional services, and promotional and marketing expenses related to The AstaFactor™. Selling, general and administrative expenses increased by $34,000 and $665,000, or 6% and 49%, during the quarter and nine months ended July 31, 2001 compared to the respective periods one year ago. The increases were primarily due to personnel additions, investor relations consulting costs, and sales and marketing efforts of The AstaFactor™. From inception through July 31, 2001, selling, general and administrative expenses have totaled approximately $9.4 million. We anticipate that selling, general and administrative expenses will continue to increase as we expand production capacity, develop more new products, increase our intellectual property protection, and raise additional capital.*

Interest Expense. Interest expense for the quarters ended July 31, 2001 and 2000 included $8,824 and $67,070, respectively, for the discount resulting from the difference between the conversion price and the fair value of the common stock underlying the convertible notes issued during those quarters. Interest expense for the nine months ended July 31, 2001 and 2000 included $142,995 and $362,482, respectively, for the discount resulting from the difference between the conversion price and the fair value of the common stock underlying the convertible notes issued during those periods.

Liquidity and Capital Resources

We have financed our operations principally through public and private sales of debt and equity securities. During the quarters ended January 31, April 30, and July 31, 2001, we raised approximately $661,000, $1,581,000, and $750,000, respectively, of net proceeds from the sale of shares of common stock and/or the issuance of debt in private placement transactions. From inception through July 31, 2001, we raised total net proceeds of approximately $19 million through public and private sales of equity and debt securities.

During the quarters ended July 31, 2001 and 2000, cash used in operating activities totaled approximately $817,000 and $768,000, respectively. During both of the nine months ended July 31, 2001 and 2000, cash used in operating activities totaled approximately $2.6 million. From inception through July 31, 2001, cash used in operating activities have totaled approximately $14.1 million.

Capital expenditures for the quarters ended January 31, April 30, and July 31, 2001 totaled approximately $224,000 and $42,000, $7,000 respectively. From inception through July 31, 2001, capital expenditures have totaled approximately $4.4 million.

As of July 31, 2001, we had approximately $100,000 in cash.

Subsequent to July 31, 2001, we obtained debt financing of $100,000 from an officer of the Company and $75,000 from an individual.

We estimate a need for approximately $4 million in operating capital over the next twelve months.* We anticipate that projected product sales will begin to pay some operating costs.* In the near term, we believe that product sales and existing capital resources including funds raised through public and/or private offerings of equity and/or debt securities and bank financing will be sufficient for continued operations through the next twelve months.*

We cannot guarantee success in raising the future capital necessary to sustain or expand our operations, nor are we certain that such capital will be available on terms that prevent substantial dilution to existing investors. If we cannot raise sufficient capital, then we might be forced to significantly curtail operations.* Any reduction in operating activity could have a material adverse effect on our business, financial condition, results of operations, and relationships with corporate partners.